Exhibit 15.1

Office: 708 Church Street Suite 234 Evanston, IL 60201 Mail: P.O. Box 5850 Evanston, IL 60204 Web: www.iroquoisvalleyfarms.com

VALUATION - DECEMBER 31, 2019

On May 15, 2020, the Board of Directors approved $595 as the new share price. This price will be used in upcoming sales of our REIT Equity Shares following SEC qualification of our updated Offering Circular. Additionally, under the terms of our Stock Redemption Program, this share price will also serve as the redemption price for any shares redeemed by the Company between now and the next update to the share price in Spring 2021.

This new share price reflects Iroquois Valley Farmland REIT, PBC’s value as of December 31, 2019, but is effective as of the approval date (May 15, 2020). This new price reflects a 0.07% decline (less than 1%) from last year’s price of $599.

Shares are not available for purchase from the Company at this new valuation until the Company’s Post- Qualification Amended Offering Statement on Form 1-A/A POS is filed with and qualified by the SEC.

The methodology used to determine this share price is consistent with our historical practice. Here is a synopsis for your review:

•	The Company obtains the equity value as reported in our audited financial statements. This is reflected in the “Book / Cost Basis” column in the table below. We do not believe this represents the market value of our assets and do further analysis to obtain a representative market value.

•	For our owned real estate, our starting point for market value is independent third-party appraisals and valuations.

•	Given that we believe organic farmland is undervalued in most standard appraisals and comparable analyses, we add an incremental value of five-percent for farms that have gone through organic transition and have received certification.

•	On select farms that have consistently achieved strong variable revenue (above that of the base rent), we looked at a capitalization rate analysis. The capitalization rate is based on comparable metrics from publicly traded farmland companies and publicly available information. On two farms, we used the valuation implied by the net-revenue capitalization rate over the appraised value (with premium).

•	We believe the book value of the mortgages represents the current market value given our fixed-rate terms are limited in duration and most loans have floating rate mechanics after the initial fixed period. Additionally, we have included loss reserves in the book value as reported in our financials to capture principal repayment risks.

•	After compiling a market asset value, our board also added a 10% operating company premium. The premium is based, among many things, on:

o	the diversification value that a corporate portfolio brings,
o	our track record of selecting farmland tenants,

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o	the business relationships that we have developed with generations of farmers, farmer associations, and farmer cooperatives
o	our growth potential (including our expanding mortgage business),
o	our history of innovation in conservation finance and the impact investing space,
o	our scalability as a decentralized entity in the high growth organic market, and
o	the future earnings potential and economic efficiencies of our new REIT structure.

In sum, the overall company valuation was essentially flat, based on the farm appraisals as a whole having very little variability from the previous year’s appraisals.

The table below outlines various steps and figures associated with our board-approved valuation of $595 per share (fully diluted).

	2018	2019 Valuation
	Market Valuation	Book / Cost Basis	Market Asset Value

Investments in Farmland	$36,581,160	$39,969,822	$39,560,648
Investments in Farmland Mortgages (1)	12,275,582	12,784,741	12,784,741
Cash	878,343	1,629,184	1,629,184
Receivables and Accrued	603,007	579,375	579,375
Other	114,389	189,752	189,752
Total Assets	$50,452,481	$55,152,874	$54,743,700
Total Liabilities	$18,614,151	$17,483,245	$17,483,245
Equity Value	$31,838,330	$37,669,629	$37,260,455
Shares Outstanding	58,295.000	68,671.2190	68,671.219
Equity Value per Share	$546	$549	$543
Equity Value per Share (diluted)	$546	$548	$542
Operating Company Premium (2)	$3,183,833		$3,726,045
Adjusted Equity Value (3)	$35,022,163		$40,986,500
Adj. Equity Value per Share	$601		$597
Adj. Equity Value per Share (diluted)	$599		$595

Note: 2018 figures as of December 31, 2018. 2019 figures as of December 31, 2019.

Note: Diluted share count reflects the effects of option dilution on the value per share calculation.

(1)	Book basis net of allowances for loan losses and reflects estimated market value.
(2)	Reflects a 10% premium applied to the equity value.
(3)	Equals Equity Value plus Operating Company Premium.

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Important Note Regarding this Determination of Share Value

Please note that our Board of Directors has determined the share value on the basis outlined here. This price, while based on the management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share value is not based upon any public market valuation, the value may be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

The current share price is also used to determine the repurchase price of shares under our Stock Redemption Program. So similar cautions apply to the extent you may seek to redeem your shares in the future. Share value for redemption purposes will continue to be calculated by means determined by the Board, and there may not be a public market to compare or verify this price.

Forward-Looking Statements

This memo contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A/A dated April 26, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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